FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 September, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group notes rating actions by Moody's

23 September 2022

NatWest Group plc ("NWG") notes the decision by the credit rating agency Moody's Investors Services ("Moody's") to upgrade a number of ratings of NWG, NatWest Markets Plc ("NWM") and NatWest Markets N.V. ("NWM N.V."), including:

- NWG's senior unsecured debt rating to A3 from Baa1, and NWM's senior unsecured debt ratings to A1 from A2. NWM N.V.'s ratings were also upgraded to A1 from A2 as they continue to remain aligned to those of NWM. The outlook on these ratings was changed to stable from positive.

      The upgrade of NWG reflects the upgrade of the group's notional Baseline Credit Assessment ("BCA", Moody's opinion of a bank's standalone intrinsic strength) to a3 from baa1. This in turn reflects "the group's improved profitability, as well as lower execution risk of the planned phased withdrawal from the Republic of Ireland and the finalisation of            NWM's restructuring". NWM's standalone BCA and Adjusted BCA were upgraded to baa3 from ba1 and to baa1 from baa2, respectively.

Moody's summary senior unsecured debt ratings:

	Former			New
	Long Term Rating	Outlook	Short Term Rating	Long Term Rating	Outlook	Short Term Rating
NatWest Group plc	Baa1	Positive	P-2	A3	Stable	P-2
NatWest Markets Plc	A2	Positive	P-1	A1	Stable	P-1
NatWest Markets N.V.	A2	Positive	P-1	A1	Stable	P-1

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

NatWest Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 13 1523 4205

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Date: 23 September 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary